Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

(in thousands, except ratios)

	Three Months Ended	Year Ended December 31,
	March 31, 2010	2009	2008	2007	2006	2005

Excluding interest on deposits

Income before income taxes (1)	$21,444	$50,163	$157,739	$362,229	$372,844	$382,231
Equity investee income	(2,026)	(3,545)	(3,633)	(6,983)	(5,647)	(2,068)
Equity investee distributions	1,916	2,827	3,914	6,629	4,844	2,234
Preferred dividends of consolidated subsidiaries	(920)	(3,725)	(3,145)	(3,434)	(3,407)	(3,478)
Fixed charges:
Interest expense (2)	13,458	24,319	62,958	72,416	63,700	32,712
Interest within rental expense	3,184	12,286	11,913	10,300	9,644	8,439
Preferred dividends of consolidated subsidiaries	920	3,725	3,145	3,434	3,407	3,478
Total fixed charges	$17,562	$40,330	$78,016	$86,150	$76,751	$44,629
Total earnings and fixed charges	$37,976	$86,050	$232,891	$444,591	$445,385	$423,548

Fixed charges, as above	$17,562	$40,330	$78,016	$86,150	$76,751	$44,629
Preferred stock dividends	3,008	34,285	3,225	—	—	—
Fixed charges including preferred stock dividends	$20,570	$74,615	$81,241	$86,150	$76,751	$44,629

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.85	1.15	2.87	5.16	5.80	9.49

Including interest on deposits

Total earnings and fixed charges, as above	$37,976	$86,050	$232,891	$444,591	$445,385	$423,548
Add: Interest on deposits	13,164	60,429	122,990	214,680	159,024	76,045
Total earnings, fixed charges and interest on deposits	$51,140	$146,479	$355,881	$659,271	$604,409	$499,593

Fixed charges, including preferred stock dividends, as above	$20,570	$74,615	$81,241	$86,150	$76,751	$44,629
Add: Interest on deposits	13,164	60,429	122,990	214,680	159,024	76,045
Total fixed charges including preferred stock dividends and interest on deposits	$33,734	$135,044	$204,231	$300,830	$235,775	$120,674

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.52	1.08	1.74	2.19	2.56	4.14

(1) Prior period amounts have been reclassified to conform to current period presentation.

(2) Includes interest expense on uncertain tax positions.